February 18, 2022

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Aberdeen Funds Post-Effective Amendment No. 109 to the Registration Statement Filed on December 23, 2021; Securities Act File No. 333-146680; Investment Company Act File No. 811-22132

Dear Ms. Vroman-Lee:

This letter responds to comments on the above-referenced Post-Effective Amendment (the “Amendment”) that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) provided in a telephone conversation with Katherine Corey and Andrew Kim of abrdn Inc. on February 8, 2022.  The Amendment contains the prospectus and statement of additional information for abrdn Emerging Markets ex-China Fund (formerly, Aberdeen Global Equity Fund) (the “Fund”), a series of Aberdeen Funds (the “Trust”).

For your convenience, the substance of each comment has been restated below.  The Registrant’s response to each comment is set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

1.	Comment:	In the investment objective of the Fund, please confirm that the abbreviation “abrdn” is correct.

Response:               The Registrant confirms that “abrdn” is correct. In July 2021, the parent company of the Fund’s investment adviser changed its name from Standard Life Aberdeen plc to abrdn plc (all lower-case). As part of this re-branding, the word “Aberdeen” will be replaced with “abrdn” in the name of all current and future series of the Trust, effective February 28, 2022.

2.	Comment:	Please provide the fee table for the Fund in a correspondence filing.

Response: Please see Attachment A for a copy of the Fund’s fee table.

3.	Comment: Footnote 4 to the fee table references acquired fund fees and expenses (AFFE). Will the Fund be investing in other funds? Please confirm that there should be no AFFE line item in the fee table.

Response:               The Fund does not anticipate investing in other funds. The Fund confirms that no AFFE line item is currently necessary.

4.	Comment: The Fund has “Emerging Markets” in its name. In the “Principal Strategies” section of the prospectus, please disclose the specific method by which it is determined whether a country is an emerging market. For example, one method could be the country’s inclusion in an independent third-party list or a list used by an index provider.

Response:               The Registrant respectfully notes that the Fund’s “Principal Strategies” section of its prospectus includes the following disclosure regarding the method used by the Fund to determine whether a country is an emerging market country:

An emerging market (excluding China) country is any country determined by the Adviser or Aberdeen Asset Managers Limited (the “Subadviser”) to have an emerging market economy, considering factors such as the country’s credit rating, its political and economic stability and the development of its financial and capital markets. Emerging market (excluding China) countries include every nation in the world except the United States, Canada, Japan, Australia, New Zealand, Israel, Hong Kong, Singapore and most countries located in Western Europe.

The Registrant believes that this disclosure is clear that an emerging market country is defined as every nation in the world except the United States, Canada, Japan, Australia, New Zealand, Israel, Hong Kong, Singapore and most countries located in Western Europe. The Registrant intends to update this language to also exclude the United Kingdom.

5.	Comment:	The Fund may invest in securities of any market sector. Please disclose if the Fund concentrates in any sector.

Response:               The Fund does not have a principal investment strategy to concentrate in any sector; however, it anticipates that its initial portfolio will be heavily exposed to the information technology sector. As a result, the Registrant will update the relevant discussion in the “Principal Strategies” section of the prospectus to read: “The Fund may invest in securities of any market sector and may hold a significant amount of securities of companies, from time to time, within a single sector. The Fund anticipates that it will have significant exposure to the information technology sector.”

In addition, the Registrant will add the following disclosure under “Sector Risk” in the “Principal Risks” section of the prospectus:

Information Technology Sector Risk. To the extent that the information technology sector represents a significant portion of the Fund, the Fund will be sensitive to changes in, and its performance may depend to a greater extent on, factors impacting this sector. Information technology companies face intense competition, both domestically and internationally, which may have an adverse effect on their profit margins. Like other technology companies, information technology companies may have limited product lines, markets, financial resources or personnel. The products of information technology companies may face obsolescence due to rapid technological developments, frequent new product introduction, unpredictable changes in growth rates and competition for the services of qualified personnel. Companies in the information technology sector are heavily dependent on patent and intellectual property rights. The loss or impairment of these rights may adversely affect the profitability of these companies.

6.	Comment: Please disclose where appropriate how the Fund will approach relevant ESG proxy issues for its portfolio companies. Alternatively, please explain in correspondence why it believes such disclosure is not required.

Response:               The Registrant believes that an appropriate place for proxy voting disclosure would be in response to Item 17(f) of Form N-1A. The Registrant will replace its proxy voting policy summary in Appendix B to the SAI with a copy of the Adviser’s full proxy voting policy adopted under the Investment Adviser Act of 1940, as amended, which describes how the Adviser approaches governance matters and non-routine shareholder proposals in voting proxies for the Fund. Such approach applies equally if such proposals relate to ESG matters. In relevant part, the policy states:

The abrdn Advisers are committed to exercising responsible ownership with a conviction that companies adopting best practices in corporate governance will be more successful in their core activities and deliver enhanced returns to shareholders.

The abrdn Advisers have adopted a proxy voting policy. The proxy voting policy is designed and implemented in a way that is reasonably expected to ensure that proxies are voted in the best interests of clients.

Voting decisions are made by the abrdn Advisers’ investment teams, and are based on their knowledge of the company and discussions with management – abrdn Advisers’ investment managers consider explanations from companies about their compliance with relevant corporate governance codes and may refer to independent research from voting advisory services in reaching a voting decision. However, voting decisions for exchange traded funds are made strictly in accordance with ISS’s proxy voting guidelines which are reviewed and approved on an annual basis.

Where contentious issues arise in relation to motions put before a shareholders’ meeting, abrdn Advisers will usually contact the management of the company to exchange views and give management the opportunity to articulate its position. The long term nature of the relationships that we develop with investee company boards should enable us to deal with any concerns that we may have over strategy, the management of risk or governance practices directly with the chairman or senior independent director. In circumstances where this approach is unsuccessful, abrdn Advisers are prepared to escalate their intervention by expressing their concerns through the company’s advisers, through interaction with other shareholders or attending and speaking at General Meetings.

In addition, abrdn publishes Listed Company Stewardship Guidelines, available on abrdn’s website, which describe our approach to investment analysis, shareholder engagement and proxy voting across companies worldwide. The Registrant will include a copy of the Listed Company Stewardship Guidelines following the Adviser’s proxy voting policy in the SAI.

7.	Comment: Consider including an ESG risk factor or explain why a risk factor is not appropriate.

Response:               Consideration of ESG factors is integrated into the Adviser’s security selection process for the Fund, similar to many other factors considered as part of our analysis of the quality of a company. The Fund is not an ESG-focused or “sustainable” fund. To avoid putting more emphasis on ESG than we believe is appropriate for this Fund, as well as to avoid any investor confusion, we respectfully decline to add an ESG risk factor for the Fund. The Registrant believes that the risks associated with the Adviser’s management of the Fund, including its security selection process, are covered by “Management Risk” in the “Principal Risks” section of the prospectus.

Should you have any questions concerning the above, please call the undersigned at (215) 405-5724.

Very truly yours,

/s/ Katherine Corey

Attachment A

Shareholder Fees (fees paid directly from your investment)	Class A Shares		Class C Shares		Class R Shares	Institutional Class Shares	Institutional Service Class Shares
Maximum Sales Charge (Load) imposed upon purchases (as a percentage of offering price)	5.75%		None		None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of offering or sale price, whichever is less)	1.00	%(1)	1.00	%(2)	None	None	None
Small Account Fee(3)	$20		$20		None	$20	$20
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.90%		0.90%		0.90%	0.90%	0.90%
Distribution and/or Service (12b-1) Fees	0.25%		1.00%		0.50%	None	None
Other Expenses	1.02%		1.13%		1.11%	0.98%	1.03%
Total Annual Fund Operating Expenses	2.17%		3.03%		2.51%	1.88%	1.93%
Less: Amount of Fee Limitations/Expense Reimbursements(4)	0.73%		0.93%		0.73%	0.78%	0.73%
Total Annual Fund Operating Expenses After Fee Limitations/Expense Reimbursements	1.44%		2.10%		1.78%	1.10%	1.20%

1        Unless you are otherwise eligible to purchase Class A shares without a sales charge, a contingent deferred sales charge (CDSC) of up to 1.00% will be charged on Class A shares redeemed within 18 months of purchase if you paid no sales charge on the original purchase and a finder’s fee was paid.

2        If you redeem your Class C shares within the first year after you purchase them you must pay a CDSC of 1.00%; however, the CDSC shall not apply to the purchases of Class C shares where the selling broker-dealer was not paid a commission at the time of purchase.

3       Accounts with balances below $1,000 are generally subject to a $5 quarterly fee (with an annual maximum of $20 per account). Shares from such accounts are redeemed each quarter to cover the fee, which is returned to the Fund to offset small account expenses. Under some circumstances, the Fund may waive the quarterly fee. See the Statement of Additional Information for information about the circumstances under which this fee will not be assessed.

4       abrdn Funds (the “Trust”) and abrdn Inc. (the “Adviser”) have entered into a written contract limiting operating expenses to 1.10% for all classes of the Fund. This contractual limitation may not be terminated before February 28, 2023 without the approval of the Independent Trustees. This limit excludes certain expenses, including any taxes, interest, brokerage fees, short-sale dividend expenses, Acquired Fund Fees and Expenses, Rule 12b-1 fees, administrative services fees, transfer agent out-of-pocket expenses for Class A shares, Class R shares and Institutional Service Class shares and extraordinary expenses. The Trust is authorized to reimburse the Adviser for management fees previously limited and/or for expenses previously paid by the Adviser, provided, however, that any reimbursements must be paid at a date not more than three years after the date when the Adviser limited the fees or reimbursed the expenses and the reimbursements do not cause a Class to exceed the lesser of the applicable expense limitation in the contract at the time the fees were limited or expenses are paid or the applicable expense limitation in effect at the time the expenses are being recouped by the Adviser.

4